Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II

Columbia Funds Variable Insurance Trust

Columbia Funds Variable Insurance Trust I

Columbia Funds Master Investment Trust, LLC

One Financial Center

Boston, MA 02111

July 12, 2010

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust (File No. 811-09645)

Columbia Funds Series Trust I (File No. 811-04367)

Columbia Funds Series Trust II (File No. 811-21862)

Columbia Funds Variable Insurance Trust (File No. 811-05199)

Columbia Funds Variable Insurance Trust I (File No. 811-08481)

Columbia Funds Master Investment Trust, LLC (File No. 811-09347)

(the“Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1)	a copy of the Registrants’ amended joint bond for the period May 1, 2010 through May 1, 2011, attached as Exhibit 1:

2)	a copy of the resolutions of a majority of each Registrant’s Board of Trustees who are not “interested persons” of such Registrant approving the amount, type, form and coverage of the joint bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

3)	a statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 3; and

4)	a copy of the agreement dated May 1, 2010 entered into pursuant Rule 17g-1(f) attached as Exhibit 4.

Premiums have been paid for the period May 1, 2010 to May 1, 2011. Please contact me at (617) 772-3743 if you have any questions.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary